Exhibit 99.1

SHARYLAND UTILITIES, L.P.

Consolidated Financial Statements
December 31, 2017 and 2016
(With Report of Independent Auditor Thereon)

AUDIT REPORT

Report of Independent Auditors

The Partners

Sharyland Utilities, L.P.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Sharyland Utilities, L.P. (the “Partnership”), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, partners' capital, and cash flows for the years then ended and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sharyland Utilities, L.P. at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Dallas, Texas

March 6, 2018

SHARYLAND UTILITIES, L.P.

Consolidated Balance Sheets
(In thousands)

	December 31,
Assets	2017	2016
Current Assets
Cash and cash equivalents	$25,503	$12,263
Accounts receivable, net	55,885	40,744
Due from affiliates	7,096	21,701
Inventory	1,844	1,380
Prepayments and other current assets	3,321	3,475
Total current assets	93,649	79,563
Property, Plant and Equipment - net	1,942,393	1,847,746
Goodwill	1,100	1,100
Deferred Charges – Regulatory Assets, net	44,055	41,807
Total Assets	$2,081,197	$1,970,216

Liabilities and Partners' Capital
Current Liabilities
Accounts payable and accrued liabilities	$46,515	$46,174
Current portion of long-term debt	3,493	3,493
Current portion of financing obligation	29,611	39,028
Due to affiliates	31,615	28,674
State margin tax payable	1,915	1,756
Total current liabilities	113,149	119,125
Long-Term Financing Obligation	1,668,904	1,555,797
Long-Term Debt	155,342	158,834
Regulatory Liabilities	13,563	6,907
OPEB and Other Liabilities	1,889	6,348
Total Liabilities	1,952,847	1,847,011
Commitments and Contingencies
Partners' Capital
General partner	1,232	1,181
Limited partner	127,118	122,024
Total partners' capital	128,350	123,205
Total Liabilities and Partners' Capital	$2,081,197	$1,970,216

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Operations
(In thousands)

	Years Ended
	December 31,
	2017	2016
Revenues - net	$322,375	$290,697
Operating Expenses
Distribution expense	23,735	21,941
Transmission expense	28,898	29,839
Administrative and general expense	40,684	40,430
Depreciation and amortization	42,175	41,636
Total operating expenses	135,492	133,846
Operating Income	186,883	156,851
Other Expense - net
Interest expense - net	(164,675)	(143,216)
Other income - net	708	2,985
Tax reimbursements for contribution in aid of construction	328	497
Total other expense - net	(163,639)	(139,734)
Net Income Before Income Taxes	23,244	17,117
Income Tax Expense	1,699	1,516
Net Income	$21,545	$15,601

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Comprehensive Income
(In thousands)

	Years Ended
	December 31,
	2017	2016
Net Income	$21,545	$15,601
Change in fair value of cash flow
hedging instruments	—	32
Comprehensive Net Income	$21,545	$15,633

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Partners’ Capital
Years Ended December 31, 2017 and 2016
(In thousands)

			Accumulated
			Other	Total
	General	Limited	Comprehensive	Partners'
	Partner	Partner	Loss	Capital
Balance at December 31, 2015	$756	$80,069	$(32)	$80,793
Partners' contributions	298	29,481	—	29,779
Distributions to partners	(30)	(2,970)	—	(3,000)
Net income	157	15,444	—	15,601
Change in fair value of
cash flow hedging instruments	—	—	32	32
Balance at December 31, 2016	$1,181	$122,024	$—	$123,205
Distributions to partners	(164)	(16,236)	—	(16,400)
Net income	215	21,330	—	21,545
Balance at December 31, 2017	$1,232	$127,118	$—	$128,350

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended
	December 31,
	2017	2016
Cash flows from Operating Activities
Net income	$21,545	$15,601
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	40,766	38,093
Amortization of deferred costs	2,615	4,749
Allowance for funds used during construction - equity	(7)	(2,930)
Realized loss in settlement of contingency	—	325
Changes in assets and liabilities:
Accounts receivable	(15,141)	(6,388)
Due from affiliates	14,571	12,616
Inventory	(464)	(1,380)
Prepayments and other current assets	561	(1,636)
Deferred charges - regulatory assets and liabilities	595	(7,460)
Accounts payable, accrued liabilities and other	(5,399)	(10,160)
Due to affiliates	2,941	1,589
State margin tax payable	159	211
Commitment and contingencies	—	(1,488)
Net cash provided by operating activities	62,742	41,742
Cash flows from Investing Activities
Additions to property, plant and equipment	(3,318)	(52,265)
Cash proceeds from sale of assets	6,891	—
Net cash (used in) provided by investing activities	3,573	(52,265)
Cash flows from Financing Activities
Partners' contributions	—	29,779
Distribution to partners	(16,400)	(3,000)
Proceeds from notes payable	997	—
Proceeds from short-term borrowing	10,000	17,000
Proceeds from short-term borrowing from affiliates	10,000	15,000
Proceeds from borrowing of long-term debt	—	16,500
Repayments of notes payable	(695)	—
Repayments of short-term borrowing	(10,000)	(17,000)
Repayments of short-term borrowing to affiliates	(10,000)	(15,000)
Repayments of long-term debt	(3,492)	(20,873)
Repayments of financing obligation	(33,485)	(35,357)
Net cash used in financing activities	(53,075)	(12,951)
Net increase (decrease) in cash and cash equivalents	13,240	(23,474)
Cash and cash equivalents at beginning of year	12,263	35,737
Cash and cash equivalents at end of year	$25,503	$12,263

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
December 31, 2017 and 2016

(1)	Description of Business and Summary of Significant Accounting Policies
(a)	Description of Business

Sharyland Utilities, L.P. (the Partnership or SULP) is a partnership engaged in providing transmission of electricity throughout Texas. Those transmission activities include the operation and maintenance of: 138 Kilovolt (kV) looped system of transmission lines and connected substations near Stanton; 138 kV direct current transmission interconnection between Texas and Mexico (Railroad DC Tie); 138 kV transmission lines primarily located in South Texas; 345 kV transmission lines and connected substations in the Texas Panhandle; 345 kV transmission lines near Wichita Falls, Abilene and Brownwood, Texas; a 345 kV transmission line between Golden Spread Electric Co-op and the White River Station in the Texas Panhandle; and a 345 kV transmission line from the eastern half of the North Edinburg substation to the Palmito substation in the southern region of Texas near Brownsville.

The Partnership was organized as a Texas limited partnership on November 3, 1998, as an electrical distribution utility located in Hidalgo County, Texas. On March 24, 2016, the Partnership transferred its ownership in SU FERC, L.L.C., a subsidiary of the Partnership, to its General Partner.

On March 18, 2016, Hunt Power, L.P. (HP), an affiliate of the Partnership, contributed GS Project Entity, L.L.C. (GSPE) to the partners of the Partnership (Partners). The Partners contributed their interests in GSPE to the Partnership. GSPE became a wholly owned subsidiary of the Partnership. On May 6, 2016, HP also contributed CV Project Entity, L.L.C. (CVPE) to the Partners. The Partners contributed their interests in CVPE to the Partnership. CVPE became a wholly owned subsidiary of the Partnership. See Note 3.

The Partnership leases most of its transmission and distribution assets from a related party, Sharyland Distribution & Transmission Services, L.L.C. (SDTS) under Master Lease Agreements. See Note 4.

(b)	Principles of Consolidation and Presentation

All significant intercompany balances and transactions have been eliminated. The Partnership maintains accounting records in accordance with the uniform system of accounts, as prescribed by the Federal Energy Regulatory Commission (FERC). The Partnership’s consolidated financial statements reflect the effects of the different rate making principles mandated by FERC and the Public Utility Counsel of Texas (PUCT) regulating its operations.

The Partnership accounted for the contributions of GSPE and CVPE as common control transactions whereby the net assets acquired are combined with the Partnership at their carrying value.

(c)	Use of Estimates

The preparation of the Partnership’s consolidated financial statements in accordance with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
December 31, 2017 and 2016

(d)	Regulatory

The Partnership accounts for their regulated operations in accordance with applicable regulatory accounting guidance under Accounting Standards Codification (ASC) Topic 980 – Regulated Operations. The economic effects of regulation can result in a regulated partnership recording assets for costs that have been or are expected to be approved for recovery from customers in a future period or recording liabilities for amounts that are expected to be returned to customers in the rate-making process in a period different from the period in which the amounts would be recorded by an unregulated enterprise. Accordingly, the Partnership records assets and liabilities that result from the regulated ratemaking process that would not be recorded under GAAP for non-regulated entities. The Partnership has a certificate of convenience and necessity (CCN) to operate the regulated assets, and any change to such status would require prior approval from the PUCT.

Regulatory assets and liabilities are amortized consistent with the treatment of the related cost in the ratemaking process. Management assesses whether regulatory assets are probable of future recovery by considering factors such as applicable regulatory changes, recent rate orders applicable to other regulated entities and the status of any pending or potential legislation. Additionally, management assesses whether any regulatory liabilities have been incurred. Management believes the existing regulatory assets are probable of recovery and that no other regulatory liabilities, other than those recorded, have been incurred. These regulatory assets and liabilities are primarily classified in the Consolidated Balance Sheets as deferred charges – regulated assets, net and regulatory liabilities, respectively.

The PUCT has designated certain tariffs such as Transmission Cost Recovery Factor (TCRF) and Energy Efficiency Cost Recovery Factor (EECRF) as reconcilable, which means the differences between amounts billed under these tariffs and the related incurred costs are deferred as either a regulatory asset or liability. Accordingly, at prescribed intervals, tariffs were adjusted to repay regulatory liabilities or collect the regulatory assets before November 9, 2017 related to the retail distribution operations, see Note 2 for further discussion of the Asset Exchange Transaction.

The Partnership’s subsidiaries CVPE and GSPE recognize allowance for funds used during construction (AFUDC) as a cost during the construction of transmission plant. AFUDC is a regulatory cost accounting procedure where both interest charges on borrowed funds and a return on equity used to finance construction are included in the recorded costs of transmission plant while being constructed. The equity portion of capitalized AFUDC is accounted for as other income.

(e)	Cash and Cash Equivalents

The Partnership considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

(f)	Inventory

Inventory primarily consists of transmission parts and materials used in the construction of property, plant and equipment. Inventory is valued at average cost when it is acquired and used.

(g)	Property, Plant and Equipment - net

Property, plant and equipment is stated at the original cost of acquisition or construction, which may include the cost of contracted services, direct labor, materials, acquisition adjustments, capitalized interest and overhead items. The Partnership leases most of its transmission and distribution assets from SDTS. See Note 4.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
December 31, 2017 and 2016

In accordance with the FERC uniform system of account, CVPE and GSPE, recognize, as a cost to construction work in progress (CWIP), AFUDC on borrowed funds classified as a reduction of interest expense – net and AFUDC on equity classified as other income – net on the Consolidated Statement of Operations.

The AFUDC blended rate utilized was 4.0% and 6.7% during the years ended December 31, 2017 and 2016, respectively.

When property is retired, the cost of such property, less salvage, is removed from property, plant and equipment and charged to accumulated depreciation.

Maintenance and repairs are charged to expense. Betterments and improvements of assets subject to leases are billed to the lessor and reimbursed in accordance with the lease agreements. Betterments and improvements not subject to leases are capitalized. See Note 4 for more information.

As a result of the settlement of the Partnership’s 2013 rate case approved by the PUCT under Docket No. 41474, effective May 1, 2014, provision for depreciation on property plant and equipment is computed using composite straight-line rates as follows:

Years ended December 31,
	2017	2016
Transmission plant	1.29% - 3.14%	1.29% - 3.14%
Distribution plant	1.56% - 4.97%	1.56% - 4.97%
General plant	0.80% - 5.12%	0.80% - 5.12%

(h)	Impairment of Long-lived Assets

The Partnership evaluates impairment of its long-lived assets (including regulatory assets) and certain intangible assets annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable through the expected future cash flows. Regulatory assets are charged to expense in the period in which they are no longer probable of future recovery.

(i)	Goodwill

Goodwill represents the excess of costs of an acquired business over the fair value of the assets acquired, less liabilities assumed. Goodwill is not amortized and it is tested for impairment annually or more frequently if events or changes in circumstances arise. As of December 31, 2017 and 2016, approximately $1.1 million of goodwill was recorded in the Partnership’s Consolidated Balance Sheets.

(j)	Investments

The Partnership accounts for its investment in SDTS using the cost method. The Partnership has no value assigned to this investment. At this time, the Partnership has the right of distribution only after the majority owner receives its required return.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
December 31, 2017 and 2016

(k)	Income Taxes

The Partnership records no federal income taxes since these taxes are the responsibility of individual partners. The Partnership is subject to the gross margin tax enacted by the State of Texas. The Partnership recorded a margin tax expense of approximately $1.7 million and $1.5 million as of December 31, 2017 and 2016, respectively. The Partnership records no deferred tax assets or liabilities as of December 31, 2017 or 2016 since these taxes are the responsibility of the individual partners.

(l)	Revenue Recognition

The Partnership records revenue based on amounts billed to customers and unbilled amounts based upon an estimate of the revenues to be received for service delivered from the latest billing through the end of the period.

Accounts receivable consist primarily of trade receivables from REPs. In the normal course of business, credit is extended to customers on a short-term basis. Under a PUCT rule relating to the certification of REPs, write-offs of uncollectible amounts owed by REPs are deferred as regulatory assets. The Partnership did not recognize any amounts associated with bad debt expense during the years ended December 31, 2017 and 2016. As of December 31, 2016 allowance for doubtful accounts associated with the Partnership’s customers prior to the move to competition was approximately $601,000. As of December 31, 2017 no allowance for doubtful accounts associated with the Partnership’s customers was included in the Partnership’s Consolidated Balance Sheet.

Unbilled accounts receivable is comprised of estimated amounts of energy and services delivered from the latest billing through the end of the period. Unbilled revenue of approximately $5.6 million is included in accounts receivable as of December 31, 2016 related to the retail distribution operations, see Note 2 for further discussion of the Asset Exchange Transaction.

(m)	Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The Partnership follows ASC 820 in its valuation of its marketable securities. ASC 820 defines fair value as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 classifies the levels used to measure fair value into the following hierarchy:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Valuations based on one or more quoted prices in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs that are observable other than quoted prices for the asset or the liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
December 31, 2017 and 2016

(n)	Interest Expense - net

The Partnership’s interest expense – net, primarily consists of interest expense from failed sale-leaseback, credit facility and senior secured notes, see Note 5, Failed Sale-Leaseback – Financing Obligation, Note 11, Credit Facility and Note 12, Long-Term Debt. AFUDC on borrowed funds of $57,000 and $3.0 million was recognized as a reduction of the Partnership’s interest expense during the years ended December 31, 2017 and 2016, respectively.

(o)	Other Income - net

AFUDC on other funds of $7,000 and $2.9 million was recognized in other income – net, during the years ended December 31, 2017 and 2016, respectively.

(p)	Comprehensive Income

Comprehensive income includes net income and other comprehensive income, which consists of unrealized gains and losses on derivative financial instruments. The Partnership records deferred hedge gains and losses on its derivative financial instruments that qualify as cash flow hedging instruments as other comprehensive income.

(q)	Recently Issued Accounting Pronouncements

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Clarification of Certain Cash Receipts and Cash Payments. The objective of ASU 2016-15 is to eliminate the diversity in practice related to the classification of certain cash receipts and payments in the statement of cash flows, by adding or clarifying guidance on eight specific cash flow issues. ASU 2016-15 is effective for periods beginning after December 15, 2017 with early adoption permitted. The new standard requires a modified retrospective transition approach for all periods presented, unless deemed impracticable, in which case, prospective application is permitted. The Partnership is currently evaluating the new guidance and has not determined the impact this standard may have on our cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 amended the existing accounting standard for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU 2016-02 is effective for periods beginning after December 15, 2019 with early adoption permitted. The new standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Partnership is currently evaluating the new guidance and the extent of the impact this standard may have on its financial position, results of operations or cash flows.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 requires revenue to be recognized when promised goods or services are transferred to customers in an amount that reflects the expected consideration for theses goods and services. The guidance supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. ASU 2014-09 is effective for periods beginning after December 15, 2018. The Partnership is currently evaluating the new guidance and the extent of the impact this standard may have on its financial position, results of operations or cash flows.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
December 31, 2017 and 2016

(2)	Asset Exchange Transaction

On July 21, 2017, the Partnership and SDTS signed a definitive agreement (Definitive Agreement) with Oncor Electric Delivery Company LLC (Oncor) to exchange SDTS’s retail distribution assets and the Partnership’s general plant used in distribution operations for a group of Oncor’s transmission assets located in West and Central Texas and cash (the Asset Exchange Transaction). The Asset Exchange Transaction closed in November 2017 and, among other things resulted in the Partnership exchanging $6.1 million of general plant and regulatory assets used for the retail distribution business net of liabilities at its carrying value with Oncor for approximately $6.1 million in cash. On November 9, 2017 Oncor paid Sharyland $6.9 million based on an estimate, and on February 24, 2018, Sharyland repaid $832,000.

The table below reflects the details of the Asset Exchange Transaction:

December 31,
(In thousands)	2017
Property, plant and equipment
General plant	$13,431
General plant under construction	1,021
Total Property, Plant, and Equipment	14,452
Accumulated Depreciation - General plant	(6,097)
Property, Plant, and Equipment - net	8,355
Accounts payable and accrued liabilities	34
Deferred Charges - Regulatory assets, net	627
Regulatory Liabilities	(2,957)
Net assets transferred to Oncor	$6,059

SDTS exchanged approximately $403.0 million of distribution assets for approximately $383.3 million of transmission assets located in West and Central Texas and approximately $19.7 million in cash from Oncor, subject to customary adjustments to be made at and following closing.

The Partnership leases these transmission assets from SDTS and operates them under an amended CCN. The Partnership no longer leases the distribution assets transferred to Oncor. SDTS will continue to own and lease to the Partnership certain substations related to its distribution assets, but the Partnership exited the retail distribution business. On October 13, 2017, the PUCT issued an order under Docket No. 47469 approving the Partnership, SDTS and Oncor joint Sale-Transfer-Merger application (STM).

Concurrently with the execution of the Definitive Agreement, the Partnership and SDTS entered into an agreement (Rate Case Dismissal Agreement) with certain parties to their pending rate case under Docket No 45414 (Rate Case), which resulted in the dismissal of the Rate Case upon the completion of the asset exchange transaction with Oncor. On September 29, 2017, the PUCT issued an order dismissing the Rate Case contingent on PUCT approval of the STM and the closing of the Asset Exchange Transaction. For further information related to the Rate Case and the dismissal, see Note 17, Commitments and Contingencies - regulatory proceedings.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
December 31, 2017 and 2016

(3)	Acquisition

On March 18, 2016, Hunt Power, L.P. (HP), an affiliate of the Partnership, contributed all of its ownership interest in GS Project Entity, L.L.C. (GSPE) to the Partners. The Partners contributed their interests in GSPE to the Partnership. GSPE became a wholly owned subsidiary of the Partnership. The Partnership accounted for the contributions of GSPE as common control transactions whereby the net assets acquired are combined with the Partnership at their carrying value. GSPE was formed on January 6, 2015 for the purpose of financing and owning the Golden Spread 345 kV-Transmission Line Project (GS Project). The approximately 55 circuit mile transmission line connects Golden Spread Electric Co-op (GSEC) gas-fired generation facilities to the White River Station in the Texas Panhandle which is owned by SDTS.

On May 6, 2016, HP also contributed all of its ownership interest in CV Project Entity, L.L.C. (CVPE) to the Partners. The Partners contributed their interests in CVPE to the Partnership. CVPE became a wholly owned subsidiary of the Partnership. The Partnership accounted for the contributions of CVPE as common control transactions whereby the net assets acquired are combined with the Partnership at their carrying value. CVPE was formed on November 14, 2014 for the purpose of financing and owning the Cross Valley 345 kV-Transmission Line Project (CV Project). The approximately 48 circuit mile transmission line connects the eastern half of the North Edinburg substation owned by American Electric Power (AEP) to the Palmito Station in south Texas which is owned by the Partnership.

(4)	Leases

The Partnership leases most of its Transmission and all of its Distribution Substation (T&D) assets from SDTS, a related party, under five Master Lease Agreements (MLA). See Regulatory Proceedings on Note 17, Commitment and Contingencies. Also under these same MLAs, SDTS is responsible for funding all prudently incurred electric plant capital expenditures deemed necessary to serve customers by the Partnership. In accordance with the MLAs, the Partnership is responsible for the maintenance and the operation of the T&D assets and for compliance with all regulatory requirements of the PUCT, FERC, and any other regulatory entity with jurisdiction over the T&D assets. The MLAs obligate the Partnership to pay all property-related expenses, including maintenance, repairs, taxes on equipment in service, insurance, and to comply with the terms of the secured credit facilities and secured-term loan, if any, affecting the leased assets. The MLAs are subject to failed sale-leaseback accounting. See Note 5.

The MLAs, as amended, expire at various dates from December 31, 2019 through December 31, 2022. Each agreement includes annual base payments while all but two agreements include additional payments, based on an agreed upon percentage of revenue earned by the Partnership, as defined in the MLAs, in excess of annual specified breakpoints. The rate used to calculate additional payments varies by lease and ranges from a high of 37% to a low of 23% over the term of the agreements.

The Partnership made fixed lease payments during the periods presented as follows:

	December 31,
(In thousands)	2017	2016
Fixed Lease Payments	$164,421	$149,064

The Partnership’s MLAs include a rent validation mechanism after year end to true up lease payments for the difference between actual and estimated incremental capital expenditures placed in service. As a result of the rent validation, the Partnership has estimated additional fixed and variable payments due in 2018 of approximately $348,000 and $42,000, respectively. As a result of the rent validation, the Partnership made additional fixed payments of approximately $334,000 on March 22, 2017, associated with the year ended December 31, 2016.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
December 31, 2017 and 2016

The Partnership is also subject to certain restrictive covenants, including indebtedness limits, contained in the MLAs. The Partnership was in compliance with all such covenants as of December 31, 2017 and 2016.

Future minimum lease payments in accordance with these MLAs are as follows:

(In thousands)	Total
Year Ending December 31:
2018	186,460
2019	193,655
2020	182,099
2021	8,576
2022 and Thereafter	4,460
Total future minimum lease payments	$575,250

(5)	Failed Sale-Leaseback – Financing Obligation

The Partnership leases most of its T&D assets from SDTS, a related party. SDTS has legal title to such T&D assets under lease. The Partnership, as a managing member of SDTS, has the exclusive power and authority on behalf of SDTS to manage, control, administer, and operate the T&D assets and business affairs of SDTS in accordance with the limited liability company agreement governing SDTS. These rights and obligations constitute continuing involvement, which results in failed sale-leaseback (financing) accounting. Under failed sale-leaseback accounting, the Partnership is deemed owner of the assets under all MLAs, including assets currently under construction. Consequently, the T&D assets, including assets currently under construction and corresponding financial obligations, are included in the Partnership’s Consolidated Balance Sheets. The leases are considered a failed sale-leaseback (financing) due to the Partnership’s continuing involvement in SDTS and due to the ongoing involvement in the construction of the T&D assets as defined by ASC Topic 840, Accounting for Leases.

Approximately $1.7 billion and $1.6 billion are included in long-term financing obligation liabilities related to the failed sale-leaseback (financing), as of December 31, 2017 and 2016, respectively. Approximately $29.6 million and $39.0 million of the failed sale-leaseback (financing) obligation are included in current liabilities as of December 31, 2017 and 2016, respectively.

The Partnership recorded interest on failed sale-leaseback (financing) in interest expense, net as follows:

	December 31,
(In thousands)	2017	2016
Failed sale-lease back interest expense
Fixed portion of failed-leaseback interest	$133,194	$113,357
Variable portion of failed-leaseback interest	25,262	27,116
Failed sale-lease back interest expense	$158,456	$140,473

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
December 31, 2017 and 2016

As a result of the failed sale-leaseback (financing) transaction, the Partnership accounted for lease payments to the lessor as a reduction of its financing obligation. Payments made on the long-term financing obligation were as follows:

	December 31,
(In thousands)	2017	2016
Payments on long-term financing obligation	$33,485	$35,357

Future payments of the financing obligation as of December 31, 2017 are as follows:

(In thousands)	Total
Year Ending December 31:
2018	$29,611
2019	31,781
2020	27,195
2021	6,843
2022	1,192
Thereafter	1,468,403
Total financing obligation	1,565,025
Less: current portion of financing obligation	(29,611)
Leased system under construction obligation	109,697
Lease deferral (Note 8)	23,793
Long-term lease obligation	$1,668,904

The Partnership recorded depreciation expense related to the assets accounted for in accordance with failed sale-leaseback as follows:

	December 31,
(In thousands)	2017	2016
Failed sale-lease back depreciation expense	$34,527	$31,668

(6)	Prepaids and Other Current Assets

Prepaids and other current assets at December 31, 2017 and 2016 are as follows:

	December 31,
(In thousands)	2017	2016
Field service agent for right of way acquisition	$1,824	$1,600
Other	1,497	1,875
Total prepaids and other current assets	$3,321	$3,475

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
December 31, 2017 and 2016

(7)	Property, Plant and Equipment - net

The major classes of property, plant and equipment at December 31, 2017 and 2016 are as follows:

	December 31,
(In thousands)	2017	2016
Property, plant and equipment
Leased system	$1,757,327	$1,724,090
Transmission plant	262,465	262,279
General plant	10,977	33,878
	2,030,769	2,020,247
Construction Work in Progress:
Leased system under construction	109,697	103,695
Transmission plant under construction	2,231	—
General plant under construction	1,162	1,568
	113,090	105,263
Other	293	293
Total Property, plant and equipment	2,144,152	2,125,803
Accumulated Depreciation - Leased system	(194,142)	(257,548)
Accumulated Depreciation - Transmission plant	(4,903)	(2,021)
Accumulated Depreciation - General plant	(2,714)	(18,488)
Property, Plant, and Equipment - net	$1,942,393	$1,847,746

See Note 2 in regards to the asset exchange transaction.

See Note 3 in regards to the acquisition of transmission plant in 2016.

See Note 5 in regards to leased system and leased system under construction.

General plant consists of a warehouse, furniture, fixtures, equipment, computer hardware, software, and vehicles.

(8)	Deferred Charges – Regulatory Assets - Liabilities

Deferred Charges – Regulatory Assets, Net

Regulatory assets represent probable future recovery of costs from customers through the regulatory ratemaking process.  The table below provides detail of deferred charges that are included on the Partnership’s Consolidated Balance Sheets as of December 31, 2017 and 2016.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
December 31, 2017 and 2016

Net deferred costs recoverable in future years as of December 31, 2017 and 2016 are as follows:

		December 31, 2017			December 31, 2016
		Gross		Net	Gross		Net
	Amortization	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(In thousands)	Period	Amount	Amortization	Amount	Amount	Amortization	Amount
Deferred costs recoverable in
future years
Deferred financing costs	(a)	$5,763	$(3,504)	$2,259	$5,767	$(2,298)	$3,469
Inception operating costs	(b)	23,793	—	23,793	23,793	—	23,793
Rate case costs	(c)	13,324	(4,998)	8,326	10,461	(4,263)	6,198
Transmission cost recovery factor	(d)	—	—	—	2,603	—	2,603
Study costs/Transition to competition	(e)	5,918	(2,610)	3,308	5,918	(1,939)	3,979
Transition cost	(f)	6,369	—	6,369	1,755	—	1,755
Energy efficiency cost recovery factor		—	—	—	10	—	10
Net Deferred Charges - Regulatory Assets		$55,167	$(11,112)	$44,055	$50,307	$(8,500)	$41,807

(a)	Amortized over the length of the related loan.
(b)	Amortization period is anticipated to be established in a future rate case.
(c)	$5.0 million was recovered through May 2017. The recovery period for the $8.3 million is anticipated to be established in 2018 in rate case expense Docket No. 45979.
(d)	This item was recovered or credited through a recovery factor that was set semi-annually. See Note 2 for Asset Exchange Transaction.
(e)

$2.0 million was recovered through December 2017. $0.9 million will be recovered through April 2019 and the Partnership anticipates establishing  the recovering period for the remaining $3.0 million in a future rate case.

(f)	This amount will begin to be recovered in January 2018 and is expected to be fully receoverd in 2019.

Deferred financing costs included in net deferred charges – regulatory assets consist of debt issuance costs incurred in connection with the construction credit agreements associated with GSPE and CVPE. These assets are classified as regulatory assets and amortized over the length of the related loan. These costs will be included in the costs of debt in connection with a future rate case.

The inception operating costs of approximately $23.8 million at December 31, 2017 and 2016 represent operating costs incurred from inception through December 31, 2007. The 2013 rate case settlement established that the Partnership may seek recovery in a future rate case, pursuant to the mechanism established in Docket Nos. 21591 and 27556, of the inception operating costs plus related return on rate base. The right to benefit from the inception operating costs was transferred to SDTS. Consequently, due to the failed sale-leaseback accounting treatment, the Partnership has recorded a corresponding liability in financing obligation.

See Note 17, Commitments and Contingencies – Regulatory proceedings for information regarding the dismissal of the rate case.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
December 31, 2017 and 2016

Regulatory Liabilities

Regulatory liabilities represent probable future reduction in rates due to the over-recovery of costs from customers through the regulatory ratemaking process.

The Partnership’s regulatory liability related to cost of removal is established through depreciation rates and represents the amount that the Partnership expects to incur in the future. The regulatory liability is recorded as long-term liability net of actual removal costs incurred.

With the passage of the Tax Cuts and Jobs Act (TCJA), the PUCT has ordered electric utilities in Texas to record a regulatory liability for the balance of excess accumulated deferred income taxes (Excess ADFIT) that now exists because of the decrease in the Federal Income Tax rate from 35% to 21%. In compliance with this order, the Partnership has recorded a regulatory liability of $1.2 million. The Partnership will continue to assess the amount of the regulatory liability and expects that amortization of the regulatory liability will be determined in the Partnership’s next base rate proceeding to be filed in 2020. The regulatory liability is expected to lower future customer rates over a future period to be determined by the PUCT. See Note 19, Subsequent Events.

The carrying amount of the regulatory liabilities as of December 31, 2017 and 2016 are as follows:

	Amortization
	period	December 31,
(In thousands)	Ends	2017	2016
Postretirement benefits costs	(a)	$2,701	$3,018
Postretirement benefits collections	(b)	5,765	2,681
Estimated net removal costs	(b)	3,892	1,208
Provision in lieu of Excess ADFIT	(b)	1,205	—
Regulatory liabilities		$13,563	$6,907

(a)	This item represents liabilities recorded in accordance with OPEB accounting standards.
(b)	The amortization of this item is anticipated to be established in a future rate case.
(9)	Related-Party Transactions

The Partnership made payments associated with the lease of some of its T&D assets to SDTS as follows:

	December 31,
(In thousands)	2017	2016
Lease payments	$188,756	$174,616

The Partnership received payments throughout the period related to the acquisition of gross property plant and equipment, contracted services, direct labor, materials and supervision associated with its existing asset build out on the T&D assets from SDTS as follows:

	December 31,
(In thousands)	2017	2016
Asset build out payments received	$187,026	$231,725

Asset build out costs are included on the Consolidated Balance Sheets under property, plant and equipment - net.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
December 31, 2017 and 2016

On February 12, 2015, the Partnership entered into a subordinated and unsecured loan agreement of $10.0 million with Loyal Trust No. 1 (LT1), a related party, as amended on, February 16, 2018. The promissory note matures on December 31, 2019. The revolving promissory note accrues interest at the floating JP Morgan Chase Prime Rate with all interest compounded semiannually. As of December 31, 2017 and 2016, the Partnership had no amount outstanding on the subordinated note. The interest expense and fees on the subordinated note are as follows:

	December 31,
(In thousands)	2017	2016
Interest expense and fees	$100	$37

The Partnership leases office space for its Dallas location from an affiliate through a contractually agreed upon lease amounts.  Charges for the lease are included in general and administrative expense in the accompanying Consolidated Statements of Operations as follows:

	December 31,
(In thousands)	2017	2016
Lease office expense	$352	$343

An affiliate of the Partnership provides services to the Partnership at contractually agreed upon hourly rates and set amounts for infrastructure support. Charges for such services are included in general and administrative expense in the accompanying Consolidated Statements of Operations as follows:

	December 31,
(In thousands)	2017	2016
Infrastructure support services	$1,811	$3,538

Accrued fees related to these charges are included in due to affiliates on the Partnership’s Consolidated Balance Sheets and were approximately $763,000 and $1.4 million as of December 31, 2017 and 2016, respectively.

(10)	Allocation of Partners’ Capital

Revenues, income, gains, losses, expenditures, deductions, credits and distributions, as defined in the partnership agreement, are allocated 1 percent to the general partner and 99 percent to the limited partner.

(11)	Credit Facility

On May 15, 2014, the Partnership entered into an unsecured revolving credit facility of $5.0 million with Amegy Bank, as amended on, December 10, 2014. On August 11, 2017, the credit facility was amended and extended to increase the commitment to $10.0 million and extend the term. The credit facility accrues interest on the outstanding balance at the Prime Rate. At December 31, 2017, the Prime Rate was at 4.50%. In addition to the interest on the outstanding balance, commitment fees accrue at 0.35% for the unused portion of the credit facility. The revolving credit facility expires on August 11, 2019.

As of December 31, 2017 and 2016, the Partnership had no amount outstanding on the revolving credit facility. The interest expense and fees for the revolving credit facility were approximately $104,000 and $115,000 during the years ended December 31, 2017 and 2016, respectively.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
December 31, 2017 and 2016

The agreement requires maintenance of certain financial ratios and imposes certain restricted covenants. The Partnership was in compliance with all covenants as of December 31, 2017 and 2016, respectively.

(12)	Long-Term Debt

(In thousands)	Maturity Date	December 31, 2017			December 31, 2016
CVPE
Fixed Rate Notes - $23.5 million	January 15, 2020	$23,500	3.58%		$23,500	3.58%
Term Loan - $82.5 million	January 15, 2020	79,922	3.32%	*	81,984	2.36%
GSPE
Term Loan - $57.2 million	October 31, 2019	55,413	3.32%	*	56,843	2.36%
Total long-term debt		158,835			162,327
Less: current portion of long-term debt		3,493			3,493
Long-term debt		$155,342			$158,834

*	Interest based on LIBOR plus an applicable margin

Senior Secured Credit Facilities – On January 15, 2015, in conjunction with the acquisition, CVPE entered into a construction-term loan agreement consisting of a $106.5 million construction term loan syndicated to five banks and a $23.5 million senior secured note issued to Prudential Insurance Company of America and affiliates (Fixed Rate Notes). The senior secured credit facilities and Fixed Rate Notes are collateralized by the CV Project assets.

The CV Project was placed in service June 10, 2016 and the new transmission cost of service (TCOS) rate that included the CV Project assets was approved on September 22, 2016 by the PUCT. On November 30, 2016, the amount outstanding on the construction-term loan was converted into a term loan with a balance of $82.5 million. After this conversion, interest accrues at LIBOR plus 1.75%. Interest is payable the last day of the selected interest period for interest periods of three months or less, and every three months for interest periods greater than three months. Amortized principal amounts of the term loan are payable quarterly after the conversion. The outstanding borrowing under the term loan at December 31, 2017 and 2016 was $79.9 million and $82.0 million, respectively.

As of December 31, 2017 and 2016, the Fixed Rate Notes had a principal balance of $23.5 million, respectively. Interest is payable quarterly at a rate of 3.58% per annum. The Fixed Rate Notes and the term loan mature on January 15, 2020 and do not provide for any principal payments.

The construction-term loan agreement and senior secured notes contain certain default triggers, including without limitation: failure to maintain compliance with financial and other covenants contained in the agreement, limitation on liens, investments and the incurrence of additional indebtedness. CVPE was in compliance with all debt covenants for the construction-term loan agreement at December 31, 2017 and 2016.

On March 31, 2015, GSPE entered into a construction-term loan agreement of $84.0 million syndicated to three banks. The senior secured credit facilities are collateralized by GSPE’s assets.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
December 31, 2017 and 2016

The GS Project was placed in service in March 29, 2016 and the new TCOS rate that included the GS Project assets was approved on June 13, 2016 by the PUCT. On October 31, 2016, the amount outstanding on the construction-term loan was converted into a term loan with a balance of $57.2 million. After this conversion, interest accrues at LIBOR plus 1.75%. Interest is payable the last day of the selected interest period for interest periods of three months or less, and every three months for interest periods greater than three months. Amortized principal amounts of the term loan are payable quarterly after the conversion. The term loan will mature on October 31, 2019. The outstanding borrowing under the term loan at December 31, 2017 and 2016 was $55.4 million and $56.8 million, respectively.

The construction-term loan agreement contains certain default triggers, including without limitation: failure to maintain compliance with financial and other covenants contained in the agreement, limitation on liens, investments and the incurrence of additional indebtedness. GSPE was in compliance with all debt covenants for the construction-term loan agreement at December 31, 2017 and 2016.

Future maturities of the total long-term debt as of December 31, 2017 are as follows:

(In thousands)	Total
Year Ending December 31:
2018	$3,493
2019	56,045
2020	99,297
$158,835

(13)	Derivative Instruments

Interest – During 2015, each of CVPE and GSPE entered into an interest swap agreement designated as a cash flow hedge against variable interest rate exposure on a portion of their construction-term loans that established a fixed rate on the LIBOR interest rates specified in the construction-term loans at 0.7185% and 0.760%, respectively, per annum until December 31, 2016. Notional amounts reset on a monthly basis and did not exceed $35.4 million and $38.1 million, respectively, at any given time. There were no notional amounts as of December 31, 2017 as these swap agreements terminated on December 31, 2016.

These cash flow hedging instruments were recorded as a liability in the Consolidated Balance Sheets at fair value, with an offset to accumulated other comprehensive income to the extent the cash flow hedging instruments were effective. The cash flow hedging instrument gains and losses included in other comprehensive income were reclassified into earnings as the underlying transaction occurred. There was no cash flow hedging instrument ineffectiveness recorded for these swap agreements.

The Partnership reclassified approximately $32,000 included in other comprehensive income, during the year ended December 31, 2016 to interest expense, net on the Consolidated Statement of Operations.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
December 31, 2017 and 2016

(14)	Transmission Cost of Service

All Transmission Service Providers (TSPs) within Electric Reliability Council of Texas (ERCOT) provide open access transmission service and the costs are ultimately passed through to end-use customers. The PUCT regulates the transmission rates that are charged by the ERCOT TSPs. The Partnership is billed based on the Partnership’s pro rata share, during the prior year, of the average of ERCOT coincident peak demand for the months of June, July, August, and September (ERCOT 4CP), excluding the portion of coincident peak demand attributable to wholesale storage load. Each TSP files a tariff for transmission service to establish its rates, calculated as the TSP’s commission-approved transmission cost of service, or revenue requirement, divided by the aggregate ERCOT 4CP during the prior year. Therefore, the monthly transmission service charge to be paid by the Partnership is the product of each TSP’s monthly rate as specified in its tariff and the Partnership’s previous year’s share of the aggregate ERCOT 4CP. The Partnership will no longer be charged these rates after November 9, 2017 as a result of the Asset Exchange Transaction with Oncor.

Taking power over the ERCOT network requires the Partnership to pay fees regulated by the PUCT. The annual charges to use the ERCOT transmission network cover the period from January 1 through December 31 of each year. Because the use of the network is governed by ERCOT and falls under the jurisdiction of the PUCT, a contract is not required with each ERCOT TSP.

(15)	Postretirement Benefits

The Partnership provides continued major medical and dental coverage to retired employees and their dependents meeting certain eligibility requirements. The Partnership’s cost to maintain such benefits during the years ended December 31, 2017 and 2016 totaled approximately $253,000 and $245,000, respectively. The cost is included in general and administrative expense in the Consolidated Statements of Operations. Retiree contributions to the plan totaled approximately $186,000 and $149,000 during the years ended December 31, 2017 and 2016, respectively.

The Partnership’s postretirement health care benefit plan provides prescription drug coverage. The Medicare Prescription Drug Improvement and Modernization Act of 2003 includes a federal subsidy for plans that offer prescription drug benefits that are actuarially equivalent to Medicare Part D. The Partnership and the actuarial advisors have determined that the prescription drug coverage provided by the Partnership’s postretirement health care benefit plan is actuarially equivalent to Medicare Part D, and accordingly, the subsidy provides some relief for ongoing retiree prescription costs.

The Partnership is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability on its balance sheet. FASB guidance requires an entity to include items that have not yet been recognized as net periodic postretirement benefit cost as a component of accumulated other comprehensive income. However, for a regulated utility this item is allowed to be recorded as a regulatory asset if: (i) the utility has historically recovered and currently recovers postretirement benefit plan expenses in its electric rates; and (ii) there is no negative evidence that the existing regulatory treatment will change. The Partnership has recorded the unrecognized components of net periodic postretirement benefit cost as a regulatory asset (liability) as these expenses are probable of future recovery.

The components of the postretirement benefit obligation regulatory asset (liability) at December 31, 2017 and 2016 are as follows:

(In thousands)	2017	2016
Defined benefit postretirement plan:
Net Gain	$(2,701)	$(3,018)
Total	(2,701)	(3,018)

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
December 31, 2017 and 2016

In the postretirement benefit obligation regulatory liability at December 31, 2017, there is a $443,000 net loss that is expected to be recognized as a component of net periodic postretirement benefit cost in 2018.

The following sets forth the obligations, fair value of plan assets and funded status of the postretirement health care plan at December 31, 2017 and 2016:

(In thousand)	2017	2016
Benefit obligation, beginning of year	$10,241	$10,170
Service costs	38	51
Interest costs	377	405
Benefits paid	(440)	(454)
Actuarial gain	537	283
Plan amendment	—	(214)
Curtailment	(2,137)	—
Benefit obligation, end of year	8,616	10,241
Fair value of plan assets	7,177	7,060
Accumulated postretirement benefit obligation	$1,439	$3,181

The following sets forth the assumptions used to determine benefit obligations and net periodic benefit cost:

	2017	2016
Discount rate used for year-end obligation	3.30%	4.00%
Discount rate used for net periodic benefit cost	4.00%	4.17%
Current medical cost trend rate for year-end obligation	7.25%	7.50%
Current medical cost trend rate for net periodic benefit cost	7.50%	6.50%
Rate to which the costs trend rate is assumed to decline	5.00%	5.00%
Rate of return on assets	3.75%	3.75%

Net benefits paid during the year ended December 31, 2017 and 2016 were approximately $440,000 and $454,000, respectively. The following table provides estimates of future benefit payments, which reflect expected future service, as applicable:

(In thousands)	Total
Year Ending December 31:
2018	$674
2019	671
2020	652
2021	639
2022	616
2023 - 2026	2,656
$5,908

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
December 31, 2017 and 2016

The following table is the Partnership’s summary of the fair value of plan assets and liabilities held by the trust as of December 31, 2017 and 2016:

	December 31, 2017			December 31, 2016
(In thousands)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash and money balances	$477	$—	$—	$917	$—	$—
Mutual Funds	6,708	—	—	6,143	—	—
Other	(8)	—	—	—	—	—

	$7,177	$—	$—	$7,060	$—	$—

The plan assets are being held in a trust account that is classified as Level 1 on the fair value hierarchy discussed in Note 1(m). The Partnership has adopted a conservative investment strategy, with the primary objective of capital preservation and modest returns.

The Partnership has a 401(k) profit sharing plan which covers all of its active employees. At its discretion, the Partnership may match the employee’s contribution to the plan. Matching contributions to the plan were $3.0 million and $3.2 million during the years ended December 31, 2017 and 2016, respectively.

(16)	Fair Value of Financial Instruments

In accordance with ASC Topic 820, Fair Value Measurements and Disclosures, the Partnership is required to assess the fair value of its financial instruments and disclose the level of inputs used for that estimate set forth in ASC 820.

The carrying amounts of the Partnership’s cash and cash equivalents, due to and from affiliates, and accounts payable approximate fair value due to the short-term nature of these assets and liabilities.

As of December 31, 2017 and 2016, the Partnership had approximately $135.3 million and $138.8 million, respectively, of borrowings under the construction-term loans which accrued interest under a floating rate structure. Accordingly, the carrying value of such indebtedness approximated the fair value for the amounts outstanding.

The Partnership also had borrowings totaling $23.5 million under senior secured notes with a rate of 3.58% per annum as of December 31, 2017 and 2016. The fair value of these borrowings is estimated using discounted cash flow analysis based on current market rates.

Financial instruments, measured at fair value as defined by ASC 820, by level within the fair value hierarchy were as follows:

	Carrying	Fair Value
(In thousands)	Value	Level 1	Level 2	Level 3
December 31, 2017
Long-term debt	$158,835	$—	$158,673	$—
December 31, 2016
Long-term debt	162,327	—	162,352	—

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
December 31, 2017 and 2016

(17)	Commitments and Contingencies

Leases

The Partnership has various obligations under operating leases pertaining to equipment, facilities and office space. Charges for the operating leases included in general and administrative expense in the accompanying Consolidated Statements of Operations amounted to approximately $759,000 and $712,000 during the years ended December 31, 2017 and 2016, respectively.

The following is a schedule of future minimum lease payments required under operating leases with a term of greater than 12 months at inception as of December 31, 2017:

(In thousands)	Total
Year Ending December 31:
2018	$510
2019	305
2020	283
2021	277
$1,375

Regulatory proceedings

On April 29, 2016, the Partnership filed a system-wide rate proceeding with the PUCT to update its rates (April Rate Case Filing). Pursuant to a restructuring order issued by the PUCT in 2008 allowing the Partnership and SDTS to utilize a REIT structure, the April Rate Case Filing was prepared using the audited books and records of both Sharyland and SDTS and proposed rates to be set on a combined basis. However, as a result of a preliminary order issued by the PUCT in October 2016, Sharyland and SDTS filed an amended rate case application and rate filing packages (December Rate Case Filing) on December 30, 2016 with the PUCT, which superseded the April Rate Case Filing. On September 29, 2017, the PUCT issued an order dismissing the December Rate Case filing contingent on PUCT approval of the STM and the closing of the asset Exchange Transaction. See Note 2, Asset Exchange Transaction for additional information regarding the asset exchange transaction.

In the interim, the Partnership reduced its base distribution rates by approximately 10% for its residential customers in its Stanton, Brady, and Celeste (SBC) service territories in accordance with the regulatory order issued on July 27, 2017 in Docket No. 45414. The recorded regulatory asset was transferred to Oncor in connection with the Asset Exchange Transaction. See Note 2, regarding the Asset Exchange Transaction.

On October 13, 2017, the PUCT issued an order approving the STM for the Asset Exchange Transaction and granting SDTS a CCN to continue to own and lease its assets to the Partnership. Also on October 13, 2017, the PUCT issued an order approving the settlement of Oncor’s rate case in Docket No. 46957 contingent on the closing of the asset exchange transaction. The PUCT’s approval of the STM and Oncor’s rate case settlement were both conditions to the closing of the asset exchange transaction.

Once the December Rate Case filing dismissal became effective, the Partnership and SDTS continued operating under their existing regulatory structure, and the current regulatory parameters remain in place until the next rate case, including an allowed return on equity of 9.7%, a capital structure of 55% debt and 45% equity and a cost of debt of 6.73%. The Partnership and SDTS will be required to file a new rate case in the calendar year 2020 with a test year ending December 31, 2019.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
December 31, 2017 and 2016

On July 14, 2016, the Partnership received formal notification from the Oversight and Enforcement (O&E) Division of the PUCT that an investigation was being opened to determine whether the Partnership’s policy and procedures related to the transitioning of approximately 1,500 customers from the Small Secondary to the Large Secondary rate schedule were consistent with the Partnership’s tariff for delivery service, the Public Utilities Regulatory Authority (PURA), and the PUCT’s rules. After the O&E staff analyzed the data obtained from the Partnership, O&E staff concluded that over 1,000 customers were impacted by this transition from Small Secondary to the Large Secondary rate schedule. On February 17, 2017, the Partnership and O&E (the Parties) executed and filed in Docket No 46873, a settlement resolving O&E staff’s investigation of the Partnership for alleged violations of PURA, the PUCT’s rules, and the Partnership’s tariff. On March 30, 2017, the order for the settlement agreement was approved by the PUCT. The Partnership paid an administrative penalty of approximately $425,000 and refunded the impacted customers approximately $990,000 including interest.

(18)	Supplemental Cash Flow Information

Supplemental cash flow information and non-cash investment and financing activities for the years ended December 31 are as follows:

(In thousands)	2017	2016
Supplemental cash flow information
Cash paid for interest	$160,192	$143,606
Cash paid for margin taxes	1,540	1,315
Non-cash change in regulatory pension costs	317	33
Non-cash investing and financing activities
Right of way additions to property, plant and equipment	407	2,721
Financing obligation incurred	137,172	225,929
Change in accrued additions to property, plant and equipment	1,011	15,045
Allowance for funds used during construction - debt	7	2,989

(19)	Subsequent Events

On February 27, 2018, the Partnership filed an update to its transmission cost of service under Docket No. 47649 in order to reflect an income tax allowance at the new 21% corporate federal income tax rate, due to the enactment of the TCJA. The Partnership has historically incorporated an income tax allowance in its MLAs at a 35% corporate federal income tax, and the Partnership’s existing lease supplements with SDTS reflect this assumption.

The Partnership has evaluated subsequent events from the Balance Sheet date through March 6, 2018, the date at which the Financial Statements were made available to be issued, and determined there are no other items to disclose.

(Continued)